Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement, dated September 7, 2021,

to the Prospectus dated August 13, 2020

Registration Statement No. 333-245698

Final Term Sheet Dated September 7, 2021

DXC Technology Company

$700,000,000 1.800% Senior Notes due 2026

$650,000,000 2.375% Senior Notes due 2028

This final term sheet supplements, and should be read in conjunction with, DXC Technology Company’s preliminary prospectus supplement dated September 7, 2021 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated August 13, 2020, and the documents incorporated by reference therein. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	DXC Technology Company

Title of Securities:	1.800% Notes due 2026 (the “2026 Notes”) 2.375% Notes due 2028 (the “2028 Notes”)

Principal Amount:	$700,000,000 of 2026 Notes $650,000,000 of 2028 Notes

Maturity Date:	September 15, 2026 for the 2026 Notes September 15, 2028 for the 2028 Notes

Coupon (Interest Rate):	1.800%, for the 2026 Notes 2.375%, for the 2028 Notes

Price to Public:	99.900% for the 2026 Notes 99.910% for the 2028 Notes

Underwriting Discount:	0.600% for the 2026 Notes 0.625% for the 2028 Notes

Price to Issuer:	99.300% for the 2026 Notes 99.285% for the 2028 Notes

Yield to Maturity:	1.821%, for the 2026 Notes 2.389%, for the 2028 Notes

Spread to Benchmark Treasury:	+100 basis points for the 2026 Notes +125 basis points for the 2028 Notes

Benchmark Treasury:	UST 0.750% due August 31, 2026 for the 2026 Notes UST 1.125% due August 31, 2028 for the 2028 Notes

Benchmark Treasury Price and Yield:	99-21; 0.821% for the 2026 Notes 99-29; 1.139% for the 2028 Notes

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year until maturity, commencing March 15, 2022

Day Count Convention:	30/360

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:

2026 Notes:

Redeemable, in whole or in part, at the Company’s option, at any time or from time to time prior to August 15, 2026 (one month prior to the maturity date) (the “2026 Notes Par Call Date”) at a redemption price equal to the greater of the following amounts, plus accrued and unpaid interest thereon to, but excluding, the date of redemption: (a) 100% of the principal amount of such 2026 Notes to be redeemed; and (b) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon calculated as if the maturity date of the 2026 Notes was the 2026 Notes Par Call Date, exclusive of interest accrued and unpaid as of the date of redemption, discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 15 basis points.

On or after the 2026 Notes Par Call Date, the 2026 Notes will be redeemable, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

2028 Notes:

Redeemable, in whole or in part, at the Company’s option, at any time or from time to time prior to July 15, 2028 (two months prior to the maturity date) (the “2028 Notes Par Call Date”) at a redemption price equal to the greater of the following amounts, plus accrued and unpaid interest thereon to, but excluding, the date of redemption: (a) 100% of the principal amount of such 2028 Notes to be redeemed; and (b) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon calculated as if the maturity date of the 2028 Notes was the 2028 Notes Par Call Date, exclusive of interest accrued and unpaid as of the date of redemption, discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 20 basis points.

On or after the 2028 Notes Par Call Date, the 2028 Notes will be redeemable, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Use of Proceeds:	Principally to the repayment, in whole or in part, of the 4.125% Senior Notes due 2025, the 4.75% Senior Notes due 2027 and the 7.45% Senior Notes due 2029, with any remainder applied to other existing indebtedness.

Trade Date:	September 7, 2021

Settlement Date:	September 9, 2021 (T+2)

Ratings:**	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB- (Stable) by Standard & Poor’s Ratings Services BBB (Stable) by Fitch, Inc.

CUSIP / ISIN:	23355L AL0 / US23355LAL09 for the 2026 Notes 23355L AM8 / US23355LAM81 for the 2028 Notes

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Lloyds Securities Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

Senior Lead Managers:	Commerz Markets LLC NatWest Markets Securities Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Lead Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Danske Markets Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:

ING Financial Markets LLC

KBC Securities USA LLC

RB International Markets (USA) LLC

Siebert Williams Shank & Co., LLC

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

R. Seelaus & Co., LLC

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used, but not otherwise defined herein, have the meaning assigned to them in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant offering memorandum in making their investment decisions. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Target Market / PRIIPs – Manufacturer target market (MiFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (“KID”) has been prepared nor has a UK PRIIPs KID been prepared as the Notes are not available to retail investors in the EEA or in the United Kingdom.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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